[Health and Retirement Properties Trust Letterhead]

                                        November [ ], 1994

          Dear Shareholder:

                    On October 17, 1994, your Board of Trustees adopted a shareholder rights plan and declared a distribution to Health and Retirement's shareholders. Holders of Health and Retirement's Common Shares of beneficial interest as of the close of business on November 7, 1994 will receive a dividend of one Preferred Share Purchase Right for each Common Share then outstanding.

                    The rights plan, which is similar to plans that have been adopted by numerous other companies, is designed to help ensure that all Health and Retirement shareholders receive fair treatment in the event of an unsolicited attempt to acquire control of the Trust. Please be assured, however, that the Plan was not adopted in response to any specific effort to acquire the Trust, and Trust management is not aware of any specific effort to acquire the Trust.

                    After careful consideration, your Board
          concluded that the adoption of the rights plan is reasonable and appropriate in light of the risks posed to short-term and long-term shareholder interests by coercive and inadequate takeover attempts, including creeping accumulations in the open market, partial and two-tier tender offers and other unfair tactics. The Board believes that these tactics are not in the best interests of the Trust and its shareholders and that the rights plan will enable the Board to act more effectively in protecting shareholder values. The rights plan is not aimed at preventing a takeover, but rather at better ensuring that any potential acquiror will negotiate with the Board prior to attempting a takeover.

                    Initially, the Rights are not exercisable, and certificates representing the Rights are not being sent to you at this time. Until the Rights become exercisable, they will automatically trade with each outstanding Common Share in respect of which they were distributed. A description of the Rights is contained in the enclosed Summary of Rights, which we encourage you to read carefully.(1)

                    Your Board is working hard to enhance the long-term value of Health and Retirement Properties Trust.
          The adoption of the shareholder rights plan places the Board in an even stronger position to ensure that the interests of the Trust and its shareholders will be protected in the event of coercive and unfair takeover attempts.


          (1) A copy of the referenced Summary of Rights is set forth as Exhibit B to the Rights Agreement behind Tab 2B.